AMERICA'S SENIOR FINANCIAL SERVICES

10800 Biscayne Blvd. Suite 500                          Telephone 305-751-3232
Miami, FL. 33161                                        Facsimile 305-762-5548

May 13, 2002

RE:  Registration Statement on Form SB-2
     File No. 333-75756

Greetings:

The undersigned hereby requests withdrawal of the above-referenced Registration Statement since the company is seeking to amend the terms of its agreement with JJT Financial , LLC.




                                                     Very truly yours,

                                                     AMERICA'S SENIOR FINANCIAL
                                                     SERVICE'S INC.

                                                     /s/ Nelson A. Locke
                                                     ____________________
                                                        Nelson A. Locke
                                                           President